Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that the annual and special meeting (the “Meeting”) of shareholders of Anfield Resources Inc. (the “Company”) will be held at Suite 2200 – 885 West Georgia Street, Vancouver, British Columbia, on July 10, 2026 at 10:30 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the audited financial statements of the Company for fiscal period ended December 31, 2025, the report of the auditor thereon and the related management discussion and analysis;

2.	to fix the number of directors to be elected at the Meeting at nine (9);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Dale Matheson Carr-Hilton LaBonte LLP as auditor for the ensuing year and authorize the directors to fix the auditors’ remuneration;

5.	to consider and, if thought fit, to pass, with or without variation, an ordinary resolution re-approving the Company’s omnibus incentive plan (the “Compensation Plan”) as more fully set-out under the heading “Approval of Compensation Plan” in the attached Information Circular; and

6.	to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. The audited financial statements for the fiscal year ended December 31, 2025, the report of the auditor thereon, and the related management discussion and analysis will be made available at the Meeting and are available at www.sedarplus.ca and www.sec.gov.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and the Information Circular prepared for the Meeting.

Beneficial shareholders who plan to attend the Meeting must follow the instructions set out in the Voting Instruction Form and in the Information Circular to ensure their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a Beneficial Shareholder.

DATED at Vancouver, British Columbia, effective June 3, 2026

BY ORDER OF THE BOARD

“Corey Dias”

Chief Executive Officer

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